=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934


                              (Amendment No. 5)


                                Immucor, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.10 par value
                ------------------------------------------------
                        (Title of Class of Securities)

                                  452526106
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                           Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700

                                May 20, 2010
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 2 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,340,665**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,340,665**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,340,665**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 3 of 21
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,340,665**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,340,665**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,340,665**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 4 of 21
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,340,665**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,340,665**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,340,665**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 5 of 21
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,340,665**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,340,665**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,340,665**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 6 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         7,340,665**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,340,665**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,340,665**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 7 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        7,340,665**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,340,665**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,340,665**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 8 of 21
-----------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,372,671**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,372,671**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,372,671**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   2.0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 9 of 21
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA SmallCap Partners, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,372,671**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,372,671**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,372,671**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [x]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 10 of 21
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [x]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,372,671**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,372,671**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,372,671**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [x]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 11 of 21
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct SmallCap Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,372,671**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,372,671**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,372,671**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [x]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 12 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   David Lockwood
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,372,671**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,372,671**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,372,671**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [x]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 13 of 21
-----------------------------------------------------------------------------
THE PURPOSE OF THIS AMENDMENT NO. 5 TO SCHEDULE 13D IS TO AMEND THE
OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

       This Schedule 13D relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Immucor, Inc., a Georgia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3130 Gateway Drive, PO Box 5625, Norcross, Georgia 30091.

Item 2.     Identity and Background

      This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"),(b) VA Partners I, LLC ("VA Partners I"),(c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."),(d) ValueAct Capital Management, LLC ("ValueAct Management LLC"),(e)ValueAct Holdings, L.P. ("ValueAct Holdings"),(f)ValueAct Holdings GP, LLC ("ValueAct Holdings GP"), (g) ValueAct SmallCap Master Fund, L.P. ("ValueAct SmallCap Master Fund"), (h) VA SmallCap Partners, LLC ("VA SmallCap Partners"),(i)ValueAct SmallCap Management, L.P. ("ValueAct SmallCap Management"), (j) ValueAct SmallCap Management, LLC and (k) David Lockwood (collectively, the "Reporting Persons").

       ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

        ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

     ValueAct SmallCap Master Fund is a limited partnership organized under the laws of the British Virgin Islands. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 14 of 21
-----------------------------------------------------------------------------

     VA SmallCap Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct SmallCap Master Fund. It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

     ValueAct SmallCap Management is a Delaware limited partnership which renders management services to ValueAct SmallCap Master Fund. ValueAct SmallCap Management, LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct SmallCap Management. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       (a), (b) and (c). David Lockwood is the managing member, principal owner and controlling person of VA SmallCap Partners and ValueAct SmallCap Management LLC, and such activities constitute his principal occupation. He is referred to herein as the "Managing Member". The Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

       (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate funds used by these Reporting Persons to make the purchases were $18,318,785.89.

Item 4.     Purpose of Transaction

      The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

     In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially

--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 15 of 21
-----------------------------------------------------------------------------

affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.    Interest in Securities of the Issuer

     (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. 7,340,665 shares directly owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of the investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I, (iv) ValueAct Holdings GP, as
General Partner of ValueAct Holdings and (v) VA Partners I, as General Partner of ValueAct Master Fund (collectively, the "ValueAct Master Fund Reporting Persons"). VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with the other ValueAct Master Fund Reporting Persons.

       1,372,671 shares directly owned by ValueAct SmallCap Master Fund are also reported as beneficially owned by (i) ValueAct SmallCap Management as the manager of such investment partnership, (ii) ValueAct SmallCap Management LLC, as General Partner of ValueAct SmallCap Management, (iii) the Managing Member, as a controlling person of VA SmallCap Partners and ValueAct SmallCap Management LLC and (iv) VA SmallCap Partners, as General Partner of ValueAct SmallCap Master Fund (collectively, the "ValueAct SmallCap Reporting Persons"). VA SmallCap Partners, ValueAct SmallCap Management, LLC and the Managing Member also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships ValueAct SmallCap Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with the other ValueAct SmallCap Reporting Persons.

--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 16 of 21
-----------------------------------------------------------------------------

     As of the date hereof, ValueAct Master Fund is the beneficial owner of 7,340,665 shares of Common Stock, representing approximately 10.5% of the Issuer's outstanding Common Stock (which shares may also be deemed to be beneficially owned by VA Partners I).

      As of the date hereof, ValueAct SmallCap Master Fund is the beneficial owner of 1,372,671 shares of Common Stock, representing approximately 2.0% of the Issuer's outstanding Common Stock.

      ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings GP, VA SmallCap Partners, ValueAct SmallCap Management, ValueAct SmallCap Management LLC and the Managing Member may each be deemed the beneficial owner of an aggregate of 8,713,336 shares of Common Stock, representing approximately 12.5% of the Issuer's outstanding Common Stock. The ValueAct Master Fund Reporting Persons disclaim Beneficial Ownership of the Issuer's 1,372,671 shares owned by ValueAct SmallCap Master Fund. The ValueAct SmallCap Master Fund Reporting Persons disclaim Beneficial Ownership of the Issuer's 7,340,665 shares owned by ValueAct Master Fund. See Item 6.

       All percentages set forth in this Schedule 13D are based upon the Issuer's reported 69,864,253 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarterly period ended November 30, 2009.

       (c) Since the date of the last filing, the Reporting Persons purchased the following shares of Common Stock in the open market:


Reporting Person          Trade Date           Shares      Price/Share
----------------          ----------          ---------    -----------
ValueAct Master Fund      05/04/2010           100,000       $21.25
                          05/05/2010           100,000       $21.12
                          05/06/2010           200,000       $20.80
                          05/07/2010           100,000       $20.17
                          05/10/2010            15,000       $20.67
                          05/14/2010            76,483       $20.72
                          05/20/2010            50,000       $20.18
                          05/20/2010            50,000       $20.26
                          05/21/2010            50,000       $19.84
                          05/21/2010            50,000       $19.83
                          05/24/2010           100,000       $19.78



         (d) and (e)  Not applicable.

--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 17 of 21
-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       An affiliate of VA Partners I, LLC, which controls ValueAct Master Fund, is also a minority investor in VA SmallCap Partners, LLC (the general partner of ValueAct Small Cap Master Fund, L.P.).? Mr. David Lockwood currently controls VA SmallCap Partners, LLC and has sole legal investment power and voting control over shares owned by ValueAct SmallCap Master Fund, L.P. (subject to certain emergency/default rights of VA Partners I, LLC which are not exercisable in the ordinary course of business).? There are no legal or contractual agreements currently in effect that would give the ValueAct Master Fund Reporting Persons currently exercisable rights to beneficial ownership of the ValueAct SmallCap Master Fund shares or the ValueAct SmallCap Master Fund Reporting Persons currently exercisable rights to?beneficial ownership of the ValueAct Master Fund shares.? The ValueAct Master Fund Reporting Persons and the ValueAct SmallCap Master Fund Reporting Persons, however, share common facilities and services, have discussed their respective ownership of the Issuer's shares in the past, and may discuss, share ideas and confer with each other on the ownership, disposition and voting of the Issuer's shares in the future.? The ValueAct Master Fund Reporting Persons disclaim Beneficial Ownership of the Issuer's 1,372,671 shares owned by ValueAct SmallCap Master Fund. The ValueAct SmallCap Master Fund Reporting Persons disclaim Beneficial Ownership of the Issuer's 7,340,665 shares owned by ValueAct Master Fund.

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.

--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 18 of 21
-----------------------------------------------------------------------------
                                  SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr., G. Mason Morfit, David J. Lockwood and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 19 of 21
-----------------------------------------------------------------------------

                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer


                              VALUEACT SMALLCAP MASTER FUND, L.P. by VA
                              SMALLCAP PARTNERS, LLC, its General Partner


                              By:       /s/ David Lockwood
                              --------------------------------------
Dated:  May 27, 2010           David Lockwood, Managing Member


                              VA SMALLCAP PARTNERS, LLC


                              By:      /s/ David Lockwood
                              --------------------------------------
Dated:  May 27, 2010           David Lockwood, Managing Member


                              VALUEACT SMALLCAP MANAGEMENT, L.P. by
                              VALUEACT SMALLCAP MANAGEMENT, LLC, its
                              General Partner

                              By:       /s/ David Lockwood
                              --------------------------------------
Dated:  May 27, 2010           David Lockwood, Managing Member


                              VALUEACT SMALLCAP MANAGEMENT, LLC


                              By:      /s/ David Lockwood
                              --------------------------------------
Dated:  May 27, 2010           David Lockwood, Managing Member

--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 20 of 21
-----------------------------------------------------------------------------
                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Immucor, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010           George F. Hamel, Jr., Chief Operating Officer


                               ValueAct Capital Management, LLC

                               By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010            George F. Hamel, Jr., Chief Operating Officer


                                ValueAct Holdings, L.P., by
                                ValueAct Holdings GP, LLC, its
                                General Partner

                                By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  May 27, 2010             George F. Hamel, Jr., Chief Operating Officer


                                 ValueAct Holdings GP, LLC

                                 By:    /s/  George F. Hamel, Jr.
                                 --------------------------------------
Dated:  May 27, 2010             George F. Hamel, Jr., Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 452526106                                             Page 21 of 21
-----------------------------------------------------------------------------

                              VALUEACT SMALLCAP MASTER FUND, L.P. by VA
                              SMALLCAP PARTNERS, LLC, its General Partner


                              By:       /s/ David Lockwood
                              --------------------------------------
Dated:  May 27, 2010           David Lockwood, Managing Member


                              VA SMALLCAP PARTNERS, LLC


                              By:      /s/ David Lockwood
                              --------------------------------------
Dated:  May 27, 2010           David Lockwood, Managing Member


                              VALUEACT SMALLCAP MANAGEMENT, L.P. by
                              VALUEACT SMALLCAP MANAGEMENT, LLC, its
                              General Partner

                              By:       /s/ David Lockwood
                              --------------------------------------
Dated:  May 27, 2010           David Lockwood, Managing Member


                              VALUEACT SMALLCAP MANAGEMENT, LLC


                              By:      /s/ David Lockwood
                              --------------------------------------
Dated:  May 27, 2010           David Lockwood, Managing Member